EXHIBIT 2.2

AMENDMENT TO ASSET PURCHASE AGREEMENT

This Amendment (this “Amendment”) is made and entered into as of this 29th day of January 2010 (the “Amendment Execution Date”), by and between (i) TOPS MARKETS, LLC (or its assignee(s)), a New York limited liability company, having a place of business at 6363 Main St., Williamsville, NY 14221 (“Buyer”), and (ii) THE PENN TRAFFIC COMPANY and its affiliated entities (collectively, “Seller”), a Delaware corporation, as successor to P & C Food Markets, Inc., having a place of business at 1200 State Fair Boulevard, P.O. Box 4965, Syracuse, New York 13206, and amends the Asset Purchase Agreement, dated as of January 7, 2010, between Buyer and Seller (the “Agreement”). Capitalized terms not defined in this Amendment shall have the meanings used in the Agreement and the Bankruptcy Sale Order (as defined in the Agreement).

1.             The Escrow Amount shall be increased by an additional $7.5 million (the “Additional Escrow Amount”) from $5 million to $12.5 million.  Subject to section 5 of this Amendment, the Escrow Amount so increased shall be released as provided in an escrow agreement to be entered into among Buyer, Seller and Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agent”), at or prior to the Closing (the “Escrow Agreement”).  The Escrow Agreement shall contemplate that the Escrow Agent shall hold and release the Escrow Amount as contemplated by Section 2.3 of the Agreement and in accordance with the terms of this Amendment.

2.             Buyer and Seller shall work together to, as soon as practicable, at Seller’s expense, complete title searches (the “Title Searches”) and identify all parties not duly served with notice of the Seller’s motion upon which entry of the Bankruptcy Sale Order was requested (collectively, the “Notice Parties”) who (i)  have been identified in the Title Searches as a party which may assert Liens, Claims, Encumbrances and/or Interests with respect to the Supermarkets or the Acquired Assets or (ii) are a party to a Contract with Seller or by which any of the Acquired Assets is bound.  In addition, Seller shall cooperate with Buyer in providing such title and survey affidavits and SNDAs and corrective instruments as reasonably may be required by Buyer’s title company in order to insure that Buyer has good and indefeasible title to owned or leased property constituting a portion of the Acquired Assets is not subject to any Liens, Claims, Encumbrances and Interests (other than permitted encumbrances identified in Schedule 3.2(b) to the Agreement).  The requirement of Seller to assist in the delivery of title searches to Buyer and cooperate with Buyer in providing title and survey affidavits and SNDAs shall constitute a post-closing covenant of Seller under Section 5.4 of the Agreement.

3.             In accordance with the Bankruptcy Sale Order, as soon as practicable, Seller shall provide notice to the Notice Parties of the Bankruptcy Sale Order, and provide that (i) if such Notice Parties do not object they shall be bound by the terms of the Bankruptcy Sale Order, and, (ii) among other things, that all asserted Liens, Claims, Encumbrances and Interests shall attach to the sales proceeds being paid by Buyer to the Seller under the Agreement.

4.             To the extent that Notice Parties holding valid Liens, Claims, Encumbrances and Interests on, in or to the Supermarkets, Acquired Assets and Acquired Contracts disclosed in the

Title Searches duly and timely object to being bound by the terms of the Bankruptcy Sale Order and (i) have been determined by order of the Bankruptcy Court to not be bound by the terms of the Bankruptcy Order or (ii) such objections have not been resolved by order of the Bankruptcy Court (in the case of either clause (i) or (ii), an “Unresolved Encumbrance”) (other than permitted encumbrances identified in Schedule 3.2(b) to the Agreement), then no later than 90 days from the date of Closing (i) the Seller shall promptly pay and satisfy each such Unresolved Encumbrance by making payment to the holder thereof, or (ii) the Purchase Price shall be promptly reduced to the extent of such Unresolved Encumbrance.  If the Seller is unable to remove such Unresolved Encumbrance within such 90-day period, the Purchase Price shall be reduced by an amount equal to the resulting impairment of value due to such Unresolved Encumbrance, and Buyer and Seller shall promptly provide joint written instructions to the Escrow Agent directing the Escrow Agent to release a portion of the Escrow Amount to Buyer in an amount equal to the amount of such impairment, or to the extent the Escrow Amount is insufficient to cover the amount of such Unresolved Encumbrance or any portion thereof, the Seller shall pay to Buyer the amount of such impairment (or portion thereof not covered by the Escrow Amount).  Buyer’s remedies in respect of any failure by Debtors to remove or pay and satisfy an Unresolved Encumbrance shall not be limited to the Escrow Amount but in no event shall be inconsistent with the Bankruptcy Sale Order, including without limitation that Buyer shall have no recourse against the First Lien Secured Lenders and the Second Lien Secured Lenders (each as defined in the Bankruptcy Sale Order) with respect to payments made to them under the Bankruptcy Sale Order.

5.             Notwithstanding anything to the contrary contained in Section 2.3 of the Agreement, the Additional Escrow Amount shall be released to the Seller from time to time in amounts agreed to by the parties to the extent that the Title Searches disclose that no additional Notice Parties exist, or pursuant to the order of the Bankruptcy Court as and to the extent that Notice Parties are deemed to be bound by the terms of the Bankruptcy Sale Order.  Once all Notice Parties have been provided with notice pursuant to paragraph 3 above, and the time provided for such Notice Parties to respond shall have passed, the Additional Escrow Amount shall be released to Seller except to the extent of such amount as would be needed to reserve for or resolve any Unresolved Encumbrance; provided, however, that on the later to occur of (i) the date on which all Unresolved Encumbrances have been paid and satisfied by Seller or (ii) the date on which the Purchase Price has been reduced by (and Buyer has received from the Escrow Amount and/or Seller) an aggregate amount equal to the impairment of value due to all Unresolved Encumbrances, any remaining portion of the Additional Escrow Amount shall be released to the Seller.

6.             Notwithstanding anything to the contrary contained in Section 3.1 or elsewhere in the Agreement, if the Closing occurs, the Closing shall be deemed to be effective as of 12:01 a.m., prevailing Eastern Time, on the Closing Date.

7.             Buyer shall have the right to assign to any Assignee any of its rights or obligations under this Amendment only as permitted pursuant to Section 11.3 of the Agreement.

8.             Schedule 5.6 to the Agreement, as of the Amendment Execution Date, is attached as Exhibit A hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the Amendment Execution Date.

BUYER:

TOPS MARKETS, LLC

By:	/s/ Kevin Darrington

Name:	Kevin Darrington

Title:	Chief Financial Officer

SELLER:

THE PENN TRAFFIC COMPANY, and its affiliates, as Debtors and Debtors-in-Possession

By:	/s/ Daniel J. Mahoney

Name:	Daniel J. Mahoney

Title:	Senior VP, General Counsel

Exhibit A

Schedule 5.6 to the Agreement (as of the Amendment Execution Date)

See attached.